United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Tyson Foods, Inc.

Name of persons relying on exemption: American Baptist Home Mission Society and 12 co-filers: Adrian Dominican Sisters; Congregation of Sisters of St. Agnes; Congregation of St. Joseph, OH; Daughters of Charity, Province of St. Louise; Dignity Health; Felician Sisters of North America; Mercy Investment Services; Portico Benefit Services (ECLA); Sisters of Providence, Mother Joseph Province; Franciscan Sisters of Allegany, New York; Sisters of St. Francis of Philadelphia; and Sisters of the Good Shepherd.

Address of persons relying on exemption: Investor Advocates for Social Justice (formerly the Tri-State Coalition for Responsible Investment), 40 S. Fullerton Ave, Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The American Baptist Home Mission Society and 12 co-filers urges stockholders to vote FOR the Shareholder Proposal on Human Rights Due Diligence at The Tyson Foods Inc. Annual Meeting on February 6, 2020.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

IMPORTANT PROXY VOTING MATERIAL

Shareholder Rebuttal to Tyson Foods on Human Rights Due Diligence

Summary of the Proposal

This proposal asks for a report on Tyson’s human rights due diligence process to assess, identify, prevent, mitigate, and remedy actual and potential human rights impacts in company-owned operations and value chain. The requested report would also include information about stakeholder consultation and how Tyson tracks the effectiveness of its efforts.

Support for this proposal is warranted and in the best interest of shareholders because:

•	Failure to conduct effective human rights due diligence may have negative financial impacts on Tyson, such as fines, lawsuits, diminished worker attraction or retention, and loss of business opportunities. Yet Tyson’s disclosures on human rights provide little assurance to shareholders that its existing commitments are being effectively implemented to assess, identify, prevent, mitigate, and remedy adverse human rights impacts.
•	There are human rights risks associated with Tyson’s business activities, such as worker health and safety, discrimination, right to water, health (food safety), and forced labor.
•	Tyson’s human rights-related performance and disclosures lag behind peers.

Arguments in Favor of the Proposal on Human Rights Due Diligence

1.	Tyson does not disclose information on implementation of its human rights commitments.

In its statement of opposition to the proposal, Tyson references its Code of Conduct, Team Member Promise and Supplier Code of Conduct it has in place, but these referenced documents do not respond to the proposal’s request because the existence of a code is not evidence of implementation of a commitment to respect human rights throughout its operations and business relationships. First, these codes are not Human Rights Policies and do not include an explicit commitment to respect human rights. Second, Tyson lacks disclosure of its processes to implement human-rights related commitments, such as who has responsibility for overseeing human rights performance and if that staff has relevant human rights expertise, how Tyson assesses whether and where human rights risks are present in its operations or value chain, how adherence to relevant codes are monitored and evaluated, how Tyson confirms its direct suppliers cascade expectations to sub-tier suppliers, whether and how it consults with affected stakeholders, or how the company measures the effectiveness of such policies in managing human rights risks. Although Tyson’s Sustainability Report and UN Global Compact Annual Report on Progress are Tyson’s primary disclosures that cover human rights, the requested information on human rights due diligence is not included in either report.

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2.	Tyson faces human rights risks that may present financial or reputational risks if not adequately managed.

The human rights impacts raised in the proposal are material to the company and may impact its business relationships and social license to operate with its employees, suppliers, customers, or communities. The Sustainability Accounting Standards Board (SASB) identifies water and waste management, ecological impacts, product quality and safety, employee health and safety, and supply chain management as material for Meat, Poultry, and Dairy companies, in which Tyson is categorized. Human rights due diligence not only protects stakeholders who may be harmed, but helps businesses minimize expensive legal, operational, and reputational risks, which Tyson has faced in the past.1

For example, human rights due diligence can mitigate risks in the workplace, where a history of recurrent labor rights abuses in Tyson facilities may hurt its ability to attract, hire, retain, and maintain good employee relations. Tyson’s retention rate for 2018 was 61.3%, revealing high employee turnover.2 Protecting workers is also essential to avoiding strikes or work stoppages. With respect to suppliers, Tyson sources the majority of its chickens, turkeys, hogs, and cattle, from contract growers, and must be able to attract and maintain contracts by treating growers fairly, respecting environmental regulations, and consulting with community stakeholders before expanding operations. Failure to maintain good relations could pose a risk of supply chain disruption.3

•	Tyson faces human rights risks in its operations, such as the right to safe and healthy working conditions, the right to health (linked to food quality), equality and non-discrimination, human right to water, decent work, rights of migrant workers, and meaningful consultation with potentially affected groups.
o	A recent Human Rights Watch Report on the conditions in U.S. poultry processing plants documents severe injuries, respiratory conditions and eye irritation from repeated chemical exposure, and fear of retaliation, especially among migrant workers, in Tyson’s Albertville, AL plant. These risks to workers are exacerbated by the demands of increased line speeds, which also contribute to increased risks to food safety.[4]
o	In 2019, Tyson faced a cumulative $233,548 in fines for 6 occupational health and safety violations across multiple facilities.[5] The documented fear of retaliation may contribute to underreporting of injuries by workers, which Tyson does not acknowledge in its reporting on worker injury rates.[6]
o	Tyson facilities reportedly use labor from individuals sentenced to rehabilitation facilities, which may constitute forced labor.[7]
o	Tyson and its subsidiaries have faced significant fines for employment discrimination.[8] In 2016, the Department of Labor ordered Tyson to pay a $1.6 million settlement in back wages and benefits following systemic hiring discrimination, impacting 5,716 job applicants.[9]
o	Tyson has a history of water pollution incidents at facilities resulting from poor wastewater management,[10] a material issue for the company. Tyson has a poor track record on community consultation and disclosure about these impacts.[11]

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•	Tyson faces human rights risks associated with its international expansion. Tyson acquired Keystone Foods in 2018, which includes operations in China, Malaysia, Thailand, South Korea and Australia.[12] Tyson also recently purchased a 40% stake in the foods division of Grupo Vibra, a leading Brazilian poultry producer.[13] In additional to potential risks associated with labor strikes, work stoppages or fines, there are documented risks of forced labor in the Thai and Brazilian poultry industries, which may impact Tyson’s supply chain.[14] Tyson is also exploring new business relationships with the Republic of Kazakhstan as well as China, following approval to export U.S. poultry products and should have systems in place to assess and mitigate any related human rights risks.[15]

•	Tyson faces human rights risks in its supply chain. With business relationships with more than 11,000 “independent farmers” who may face risks around worker health and safety, discrimination, decent work, health/food quality, and water or environmental degradation. Tyson’s Supplier Code lacks specifics about how Tyson monitors grower compliance,[16] and in its Sustainability Report, Tyson states, “At this time, we do not screen our suppliers and contractors for human rights, including the right to exercise freedom of association or collective bargaining.”
o	Industry consolidation presents risks to small farmers, leaving them vulnerable to financial pressure, dependence on integrators like Tyson, and unfair business relationships, as well as mistreatment, racial discrimination, and retaliation.[17] This may expose Tyson to litigation risk and may harm the company’s ability to attract and maintain positive relationships with independent farmers.
o	Tyson’s land stewardship commitment does not address all of its water-related supply chain impacts.[18]
o	Tyson sources commodities such as beef, soy, palm, and pulp/paper that present environmental and human rights risks linked to deforestation.

Lack of clear information about effective controls and management systems for monitoring compliance with human rights standards or embedding human rights commitments in its operations, supply chain, and international business presents risks of harm to Tyson’s reputation, brand, and business opportunities, and may result in litigation, regulatory risk, and fines.

3.	Tyson’s existing implementation systems fall far short of meeting standards for human rights due diligence.

Tyson has a responsibility to respect human rights. This entails more than having a “safety culture” or “making a positive impact” where you operate, as Tyson referenced in its opposition statement. All of its risks should be assessed, identified, and managed. Violations of human rights may occur even as the company carries out operations in compliance with law. Investor expectations around how the company demonstrates it meets this responsibility are increasing, yet the company does not conduct human rights impact assessments, disclose its most salient impacts, nor does it provide adequate remedy when human rights impacts occur. The limited information Tyson discloses about its existing management systems does not equate to human rights due diligence and is therefore inadequate for addressing human rights risks.

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•	Worker health and safety committees are a step, but not enough. Proponents appreciate that Tyson has safety committees composed of “team members”, in place at all plants, to raise health and safety concerns to management and help implement solutions. However, Tyson does not disclose how it measures the effectiveness of such committees in improving workplace conditions and whether these mechanisms address all human rights risks facing workers.

•	Tyson does not assess or disclose the company’s salient human rights impacts, but uses only compliance-focused audits and supplier self-assessments. These are inadequate because they are not specific to assessing the company’s human rights risks and are not benchmarked against international human rights standards, as the proposal requests. Supplier self-reporting can often include inaccurate information on performance, resulting in underreporting of noncompliance and calling into question the value and integrity of the audits.[19] Tyson’s Social Compliance Program addresses labor rights in production facilities but does not identify or assess the company’s broader human rights impacts or go beyond direct operations.[20] It appears that Tyson’s Workplace Conditions Assessment has no specific human rights criteria.[21]

•	Tyson lacks a process to effectively remediate adverse human rights impacts. Tyson's existing systems for addressing grievances are not sufficient for providing remedy for all potential human rights impacts associated with the business and do not meet the effectiveness criteria of the UN Guiding Principles for grievance mechanisms.[22] Tyson has an Ethics Help Line, but it does not report on how it provides remedy to stakeholders who use it. Tyson workers report fear of retaliation, which suggests there may be under-reporting and this grievance mechanism is not perceived as legitimate or accessible.[23] Tyson reports, “During FY2018, our Ethics Help Line received 5,379 contacts. Of the total calls, 76.8 percent were unsubstantiated following investigation. The remaining 23.2 percent of calls were investigated and resolved.”[24] The fact that three fourths of reported grievances were found to be “unsubstantiated” raises questions about the integrity and effectiveness of the Help Line. Where human rights impacts are publicly known, such as water contamination incidents or worker rights violations like those cited by Human Rights Watch, Tyson has not disclosed how it has made things right with these impacted stakeholders or changed its systems to prevent such abuses from happening in the future, which may present litigation risk.

Tyson’s lack of disclosure on these issues prevents shareholders from assessing the extent to which Tyson is managing material human rights risks to the company.

4.	Tyson’s human rights-related disclosures and performance lag behind peers.

Tyson’s human rights-related disclosures lag behind peers in the food and beverage sector and fall far short of meeting disclosure expectations set by benchmarks widely used by investors to assess companies on human rights.

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The Corporate Human Rights Benchmark (CHRB) gave Tyson a score of 10.2% in 2019, while the average score for the agricultural products sector is 24.2%.25 Tyson received zero points on all five of the CHRB’s indicators for human rights due diligence, the subject of the shareholder proposal. Seven companies in the agricultural products sector scored above 50%, and the top three companies, Unilever, Marks and Spencer Group and Kellogg, scored above 60%.26 Leaders in the food and beverage sector like Unilever and Marks and Spencer both use the UN Guiding Principles Reporting Framework to frame their human rights disclosures.27 The kinds of practices their disclosure demonstrates include, for example, that Unilever works with internal and external stakeholders to identify its salient human rights issues based on the most severe impacts to people and measures and reports on progress towards addressing each issue.28 Marks and Spencer has a transparent and dedicated governance structure for managing human rights risks, including a Human Rights Practitioner Committee and Human Rights and Modern Slavery Steering Committee that report to the board.29 Walmart, which accounts for 16.9% of Tyson’s 2019 sales, scored 22.7%, suggesting Tyson may be held accountable for higher human rights standards by customers, which it may not be able to meet. Tyson’s closest peer, Hormel Foods, received a 11.8%, scoring only slightly above Tyson, suggesting there is an opportunity for Tyson to demonstrate leadership to address the need for improvement on human rights disclosure across the meat and poultry sector. Tyson also received poor scores on disclosures around remedy, board responsibility for human rights, independent human rights risk assessment, monitoring and implementation of human rights commitments, and supply chain monitoring.

In the Ceres 2019 Feeding Ourselves Thirsty Benchmark on water-related risks and relevant social criteria, Tyson’s overall score was 21 out of 100 points possible.30 Of the seven meat companies assessed, Tyson ranked fourth. Key metrics where Tyson received low points include zero points for board oversight of water-related issues and for analysis of facility impacts, including evaluation of social and community impacts of facility water use and wastewater discharge. Smithfield Foods and Hormel Foods received 38 and 28 points respectively. For the agricultural supply chain metrics, Smithfield received three times the points Tyson did, receiving 18 out of 40 points versus Tyson’s 6 points.31

Finally, Tyson’s human rights disclosures ranked poorly in the 2018 KnowTheChain benchmark, receiving 12 out of 100 possible points.32 The industry average for the food and beverage sector is 30 points, with the top three companies, Unilever, Kellogg, and Coca-Cola all receiving above 60 points. Walmart, Tyson’s largest customer, received 54 points. The meat companies assessed scored fairly low overall, however JBS’s human rights disclosures scored significantly better than Tyson’s for the Traceability/Risk Assessment and Remedy themes, receiving 19/100 on both indicators while Tyson received zero points for those themes.33 JBS has more robust programs in place than Tyson for assessing and mitigating forced labor risks in the supply chain.34 Tyson also received zero points for Recruitment and Monitoring. Tyson’s KnowTheChain score reveals significant gaps in its human rights due diligence practices and disclosure.

The reports of these benchmarks further confirm that Tyson is lagging peers on disclosure and failing to provide investors and stakeholders with relevant information needed to assess the effectiveness of its human rights risk management systems.

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Conclusion

Proponents of the proposal urge investors to vote FOR of the Human Rights Due Diligence proposal at Tyson Foods, Inc. because:

1.	Tyson does not disclose information on implementation of its human rights commitments.
2.	Tyson faces human rights risks that may present financial or reputational risks if not adequately managed.
3.	Tyson’s existing implementation systems fall far short of meeting standards for human rights due diligence.
4.	Tyson’s human rights-related disclosures and performance lag behind peers.

For questions regarding Tyson Foods Proposal for a report on Human Rights Due Diligence please contact Mary Beth Gallagher, Investor Advocates for Social Justice (formerly Tri-State Coalition for Responsible Investment), (973) 509-8800 or mbgallagher@iasj.org.

Sincerely,

Mary Beth Gallagher

Executive Director, Investor Advocates for Social Justice

Date: January 15, 2020

1 https://iasj.org/wp-content/uploads/Tri-CRI-Tyson-HRDD-Proxy-Memo-2019-FINAL.pdf

2 https://www.tysonsustainability.com/workplace

3 https://www.clarionledger.com/story/news/politics/2018/12/20/chicken-growers-slaves-own-land-look-sba-loans-big-poultry-ms/2339548002/

4 https://www.hrw.org/report/2019/09/04/when-were-dead-and-buried-our-bones-will-keep-hurting/workers-rights-under-threat; https://www.fsis.usda.gov/wps/portal/fsis/topics/recalls-and-public-health-alerts/recall-case-archive/archive/2019/recall-034-2019-exp-release; https://www.nbcnews.com/politics/white-house/tyson-wants-fewer-government-inspectors-one-its-beef-plants-food-n1041966; https://www.cbsnews.com/news/tyson-chicken-recall-2019-95-tons-of-chicken-fritters-after-plastic-parts-found/

5 https://violationtracker.goodjobsfirst.org/parent/tyson-foods

6 https://www.tysonsustainability.com/workplace/health-safety

7 https://arktimes.com/arkansas-blog/2017/10/11/lawsuit-filed-over-unpaid-labor-by-drug-defendants-for-arkansas-poultry-company; https://www.revealnews.org/blog/these-are-the-rehabs-that-make-people-work-in-chicken-plants/; https://www.revealnews.org/article/they-thought-they-were-going-to-rehab-they-ended-up-in-chicken-plants/

8 https://violationtracker.goodjobsfirst.org/prog.php?parent=tyson-foods&order=pen_year&sort=desc

9 https://thehill.com/regulation/labor/299239-tyson-foods-to-pay-16m-to-settle-hiring-discrimination-charges

10 http://www.tysonfoods.com/media/news-releases/2017/09/tyson-poultry-inc-resolves-federal-concerns-about-2014-incident; http://d1lge852tjjqow.cloudfront.net/CIK-0000100493/8c254ba4-9fc4-4b79-aaa1-a53bae963727.pdf; http://www.justice.gov/opa/pr/settlement-tyson-foods-address-multiple-releases-anhydrous-ammonia

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11 https://abc3340.com/news/local/massive-fish-kill-in-black-warrior-river-stretches-40-miles; http://mountaineagle.com/stories/sipsey-heritage-commission-seeking-action-against-tyson-foods-inc,20984 For example, in June 2019 after a Tyson’s Hanceville, AL plant spilled untreated wastewater into the Black Warrior River, there was a significant fish kill and high levels of E.coli in the water. Nearby communities noted there was insufficient communication about the impacts of the spill on water quality on the environment and human health, negatively affecting the perception of the company in the region.

12 https://www.tysonfoods.com/news/news-releases/2018/11/tyson-foods-completes-acquisition-keystone-foods

13 https://www.tysonfoods.com/news/news-releases/2019/8/tyson-foods-partners-grupo-vibra-continue-its-global-growth-strategy

14 http://hrn.or.jp/wpHN/wp-content/uploads/2019/06/Labour-Rights-Violations-in-the-Thai-Poultry-Industry-within-the-Supply-Chains-of-Japanese-Companies-2019-2nd-Ed.pdf ; https://www.reuters.com/article/us-brazil-slavery/brazils-chicken-catchers-are-victims-of-forced-labor-report-idUSKBN1DU2ZR

15 E.g. https://clb.org.hk/content/labour-relations-china-some-frequently-asked-questions

16 https://www.tysonfoods.com/who-we-are/our-partners/farmers

17 https://www.propublica.org/article/chicken-farmers-thought-trump-was-going-to-help-them-then-his-administration-did-the-opposite; https://www.propublica.org/article/how-a-top-chicken-company-cut-off-black-farmers-one-by-one

18 https://www.tysonsustainability.com/environment

19 https://www.shiftproject.org/resources/publications/audit-to-innovation-advancing-human-rights-global-supply-chains/

20 https://www.tysonsustainability.com/workplace/ethics-compliance

21 https://www.tysonsustainability.com/sites/default/files/2019-07/WCA%20Sample%20Report.pdf

22 UNGP 31; https://www.shiftproject.org/resources/remedy/

23 https://www.hrw.org/report/2019/09/04/when-were-dead-and-buried-our-bones-will-keep-hurting/workers-rights-under-threat

24 https://www.tysonsustainability.com/workplace/ethics-compliance

25 https://www.corporatebenchmark.org/download-benchmark-data

26 https://www.corporatebenchmark.org/sites/default/files/2019-11/CHRB2019KeyFindingsReport.pdf

27 https://www.ungpreporting.org/database-analysis/explore-disclosures/

28 https://www.unilever.com/Images/human-rights-progress-report_tcm244-513973_en.pdf

29 https://corporate.marksandspencer.com/documents/plan-a-our-approach/mns-human-rights-report-june2017.pdf

30 https://feedingourselvesthirsty.ceres.org/company-scorecards/tyson-foods

31 https://feedingourselvesthirsty.ceres.org/company-scorecards/smithfield-foods

32 https://knowthechain.org/wp-content/plugins/ktc-benchmark/app/public/images/company_reports/2018_KTC_F_B_Scorecard_Tyson_Foods.pdf

33 https://knowthechain.org/benchmarks/comparison_tool/5/?company=117

34 https://knowthechain.org/wp-content/plugins/ktc-benchmark/app/public/images/company_reports/2018_KTC_F_B_Scorecard_JBS.pdf

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